FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The First Financial Holdings, Inc. Sharing Thrift Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

FIRST FINANCIAL HOLDINGS, INC.

SHARING THRIFT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

Years Ended December 31, 2000 and 1999

with

Report of Independent Auditors

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2000 AND 1999

CONTENTS

Page(s)
Report of Independent Auditors	1

Financial Statements for 2000 and 1999:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11

Supplemental Schedules Supporting 2000 Financial Statements:
Schedule I - Assets Held for Investment Purposes	12
Schedule II - Reportable Transactions	13

Signature	14
Consent of Independent Auditors	15

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel. (843) 577-0414 Fax (843) 577-0428

Report of Independent Auditors

The Trustees

First Financial Holdings, Inc. Sharing Thrift Plan

We have audited the accompanying statements of net assets available for benefits of First Financial Holdings, Inc. Sharing Thrift Plan (the "Plan") as of December 31, 2000 and 1999 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCLAIN, MOISE & ASSOCIATES, PC

June 20, 2001

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2000	1999
Assets:
Investments, at fair value	$ 36,825,961	$ 31,235,781
Employer contributions receivable	362,348	480,360
Loans receivable from participants	401,355	396,448
Net assets available for benefits	$ 37,589,664	$ 32,112,589

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2000	1999
Additions to net assets
attributable to:
Investment income:
Net appreciation (depreciation) in fair value
of investments	$ 2,216,959	$ (2,571,739)
Interest and dividends	1,727,750	1,402,318
Total investment income (loss)	3,944,709	(1,169,421)

Contributions:
Participants	1,575,505	1,372,456
Employer match	804,303	778,666
Employer profit sharing	1,015,593	1,042,693
Total contributions	3,395,401	3,193,815
Total additions	7,340,110	2,024,394

Deductions from net assets
attributable to:
Benefits and withdrawals
paid to participants	1,830,680	3,700,297
Administrative fees	32,355	47,442
Total deductions	1,863,035	3,747,739

Net increase (decrease)	5,477,075	(1,723,345)

Net assets available for benefits:
Beginning of year	32,112,589	33,835,934
End of year	$ 37,589,664	$ 32,112,589

See accompanying notes to financial statements.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Notes to Financial Statements
Years Ended December 31, 2000 and 1999
1.	Description of Plan

The following description of First Financial Holdings, Inc. (the "Company") Sharing Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Company is the holding company for First Federal Savings and Loan Association of Charleston, South Carolina (First Federal), Peoples Federal Savings and Loan Association in Conway, South Carolina (Peoples Federal) and First Southeast Investor Services, Inc. (FSIS) (together the "Subsidiaries").

The Plan is administered by a Committee of Trustees appointed by the Company=s Board of Directors. The Committee contracts with an outside service organization for certain participant account record-keeping and administrative services.

	A.	General

The Plan is a defined contribution plan consisting of both a tax-deferred 401(k) program and a tax-deferred profit sharing program. The Plan covers all eligible hourly and salaried employees of the Company and its subsidiaries. Employees who have completed six months of service and who are expected to complete a year of service are eligible to make tax-deferred contributions. Employees, 21 years of age and older, who have completed a year of service in which they worked at least 1,000 hours are eligible to receive profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

	B.	Contributions

The Plan permits eligible participants to contribute a maximum of 15% of their annual compensation (as defined and not to exceed limitations prescribed by law).

The Company matches part or all of the participant's tax-deferred contributions up to 5% of the participant's base compensation and makes a profit sharing contribution up to 6% of the participant's base compensation. Company contributions are made quarterly. The percentage for the Company's matching and profit sharing contributions is determined for (1) First Federal and FSIS and (2) Peoples Federal based on their annualized return on equity as of the beginning of the quarter as follows:

Match and
Profit Sharing
Return on Equity	Percentages

Less than 4%	0%
4% to less than 8%	25%
8% to less than 12%	50%
12% to less than 16%	75%
16% or more	100%

The Plan currently provides that regardless of the return on equity, each eligible employee will receive a profit sharing contribution equal to at least 1% of their base compensation on an annual basis. However, profit sharing contributions can be changed in amount or suspended at any time.

C.	Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are in addition to Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D.	Vesting

The participant contributions and Company-match contributions are immediately vested. The participants vest in the profit sharing contributions at 10% per year for the first four years and at 20% per year thereafter, until fully vested at seven years, or upon their earlier death, disability or retirement at age 65 or older.

E.	Investment Options

Upon enrollment in the Plan, participating employees may elect for their contributions and allocated employer profit sharing contributions to be invested in the following funds:

Participant-directed funds:

-

The Balanced Equity Fund is a managed mutual fund invested in a combination of equity, debt and money market issues. The Fidelity Puritan Fund and Fidelity Asset Manager Fund comprise the Balanced Equity Fund.

	-	The Fixed Income Fund consists of investments in certificates of deposit and/or interest-bearing deposit accounts of the Subsidiaries.

-

The Stock Fund invests in common stock of First Financial Holdings, Inc. Contributions may be temporarily held in cash or other fixed income funds, if stock is not immediately available for purchase by the Plan. Investments in the Stock Fund are generally not available for transfer to other investment options. Effective July 1, 1997, any participant, who had attained 10 years of service and 50 years of age, may make a one-time transfer of amounts held in their Stock Fund to other investment funds options. In the event of this transfer, a twelve month waiting period applies for further investments in the Stock Fund.

-

The Growth Equity Fund is an unsegregated diversified managed balanced fund that seeks to provide long-term growth of capital. During 2000 and 1999 the Growth Equity Fund was invested in the Fidelity Value Fund and Fidelity Aggressive Growth Fund.

-

The Bond Fund is an unsegregated diversified managed fixed income fund that invests primarily in investment grade bonds and seeks to provide a high level of current income consistent with the maintenance of principal and liquidity. During 2000 and 1999 the Bond Fund was invested in the Fidelity Intermediate Bond Fund.

-

The Spartan U.S. Equity Index Fund invests at least 90% of its assets in stocks of companies that compose the Standard & Poor 500 Index (S&P 500 Index). The fund seeks to match the total return of the S&P 500 Index. This fund was added during 2000.

	-	The five Fidelity Freedom Funds are invested in other Fidelity Funds and provide a range of investment options with greater conservatism near retirement age.

Participants may change their investment options quarterly.

Nonparticipant-directed funds: The Company's matching contributions are invested in common stock of First Financial Holdings, Inc. Prior to 1987, matching contributions were participant directed.

	F.	Loans Receivable from Participants

Participants may borrow from the Plan after one year of participation. A participant must borrow at least $2,500 with the maximum amount being the lesser of (1) $50,000 less any outstanding balance on Plan loans over the last 12 months, or (2) the greater of $10,000 or one-half of the participant's Plan account balance. Generally, Plan loans are limited to one-half of the Participant's Plan account balance. In addition, the amounts invested in the Stock Fund are not available for borrowing.

	G.	Benefits and Withdrawals

On termination of service due to death, disability or retirement, a participant will receive the value of the participant's vested interest in his or her account. A participant is no longer eligible to participate in the Plan after retirement or termination.

A participant may also receive a hardship withdrawal upon meeting certain immediate financial need requirements and receiving approval of the Plan's Trustees. Funds derived from matching and profit sharing contributions are not available for hardship withdrawals.

2.	Summary of Accounting Policies

	A.	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	B.	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The First Financial Holdings, Inc. common stock in the Stock Fund is valued at the average of the bid and asked quoted market price. Loans receivable from participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	C.	Payment of Benefits and Withdrawals

Benefits are recorded when paid. Amounts allocated to withdrawing participants may be recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

3.	Investments

Plan assets are held in a trust established pursuant to an agreement between the Company and the Trustees, who are officers of the Company or Subsidiaries. The Trustees direct the investment activities of the trust and have full discretionary authority for the purchase and sale of investments, subject to the participants' investment elections and certain other specified limitations. The fair values of the investments at December 31, 2000 and 1999, were as follows:

	December 31,
	2000	1999
Cash demand deposits held by:
First Financial Holdings, Inc.	$ 379,492	$ 133,082

Mutual Funds:
Fidelity Asset Manager Fund	5,842,690	-
Fidelity Aggressive Growth Fund	977,657	-
Fidelity Intermediate Bond Fund	409,075	460,231
Fidelity Value Fund	4,143,443	5,508,661
Fidelity Puritan Fund	-	8,180,453
Fidelity Freedom Fund	49,509	12,887
Fidelity Freedom 2000	26,113	16,702
Fidelity Freedom 2010	359,820	100,871
Fidelity Freedom 2020	633,851	211,180
Fidelity Freedom 2030	953,811	248,935
Spartan U.S. Equity Index Fund	2,213,853	98,477

Certificates of deposit accounts:
First Federal or Peoples Federal	2,609,626	2,630,172

Equity securities:
First Financial Holdings, Inc., common stock	18,227,021	13,634,130

Total investments	$36,825,961	$31,235,781

Certificates of deposit at December 31, 2000 consisted of amounts on deposit with the Subsidiaries with interest rates ranging from 4.9% to 6.75%, with original maturities of five months to five years.

The Plan's investments appreciated (depreciated) in fair value as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
	2000	1999
Mutual funds	$ (1,240,975)	$ 341,581
Common stock of sponsor	3,457,934	(2,913,320)
	$ 2,216,959	$ (2,571,739)

Net appreciation (depreciation) amounts represent the total of net realized gains or losses from investment transactions and the net unrealized appreciation (depreciation) in the fair value of investments. The method used in calculating realized gains and losses is based on average net cost.

The investments of the Stock Fund on the Statements of Net Assets Available for Benefits, include certain invested cash to be used for future purchases of equity securities.

4.	Nonparticipant-Directed Investments

Information about net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2000	1999
Net Assets:
Investments:
Common stock	$ 8,379,772	$ 6,196,600
Cash	221,815	89,407
Contributions receivable	146,298	208,474
	$ 8,747,885	$ 6,494,481

	Year Ended December 31,
	2000	1999
Changes in Net Assets:
Contributions	$ 771,440	$ 717,901
Dividends	232,817	175,550
Net appreciation (depreciation)	1,614,709	(1,161,765)
Benefits and withdrawals paid to participants	(391,062)	(629,359)
	$ 2,227,904	$ (897,673)

5.	Contributions

The Subsidiaries' quarterly return on equity resulted in the following estimated average employer matching contributions (for those participants contributing at least 5%) and employer profit sharing contributions.

	2000	1999
Employer matching contributions:
First Federal and FSIS	4.38%	5.00%
Peoples Federal	3.44%	3.75%
Employer profit sharing contributions:
First Federal and FSIS	5.25%	6.00%
Peoples Federal	4.13%	4.50%

These estimates represent the multiplication of the average return on beginning equity percentages (in accordance with the schedule in Note 1.B.) times the 5% maximum matching percentage and 6% profit sharing percentage, respectively.

Contributions receivable at December 31, 2000 and 1999 represent the employer's matching and profit sharing contributions for the previous fourth quarter.

6.	Reconciliation of Financial Statements to 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 and 1999 to Form 5500:
	December 31,
	2000	1999
Net assets available for benefits per the financial
statements	$ 37,589,664	$ 32,112,589
Amounts allocated to withdrawing participants	(216,330)	(447,029)
Net assets available for benefits per the Form 5500	$ 37,373,334	$ 31,665,560

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

	Year Ended December 31,
	2000	1999
Benefits paid to participants per the financial statements	$ 1,830,680	$ 3,700,297
Add: Amounts allocated to withdrawing participants
at year end	216,330	447,029
Less: Amounts allocated to withdrawing participants at
beginning of year	(447,029)	-
Benefits paid to participants per Form 5500	$ 1,599,981	$ 4,147,326

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000, but not yet paid as of that date.

7.	Related Party Transactions

The Trustees select the investment options available to the participants. Officers of the Company initiate transactions to purchase and sell common stock of the Company and purchase and redeem certificates of deposit for the Plan. Common stock transactions are at market value by registered investment brokers.

Expenses incurred in connection with the administration of the Plan are paid by the Plan. Administrative expenses paid by the Plan during 2000 and 1999 were $32,355 and $47,442, respectively.

8.	Tax Status

The Internal Revenue Service has previously ruled that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the "IRC"), and is therefore not subject to tax if the Plan continues to operate in conformity with the IRC.

The Plan obtained its latest determination letter on May 20, 1996 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended subsequent to May 1996 and is in the process of further amendment to comply with recent IRC changes. Plan management expects to restate the Plan and file for a new determination letter during 2001.

The continued qualification of the Plan is dependent on its effect in operations. The Plan administrator and the Plan's legal counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and that related trust was tax exempt as of the financial statement date.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule I
Assets Held for Investment Purposes
December 31, 2000

Identity or Issue, Borrower,			Current
Lessor, or Similar Party	Description of Investment		Value

Cash on deposit with:
First Federal or Peoples Federal (1)	Interest-bearing deposits		$ 379,492

Mutual Funds:
Fidelity Asset Manager Fund	347,366	Units	5,842,690
Fidility Aggressive Growth Fund	27,029	Units	977,657
Fidelity Intermediate Bond Fund	40,745	Units	409,075
Fidelity Value Fund	89,395	Units	4,143,443
Fidelity Freedom Income	4,432	Units	49,509
Fidelity Freedom 2000	2,211	Units	26,113
Fidelity Freedom 2010	25,999	Units	359,820
Fidelity Freedom 2020	43,534	Units	633,851
Fidelity Freedom 2030	63,587	Units	953,811
Spartan U.S. Equity Index Fund	47,294	Units	2,213,853

Certificates of deposit:
First Federal or Peoples Federal (1)			2,609,626

Common stock:
First Financial Holdings, Inc. (1)	925,793	shares	18,227,021

Total investments on balance sheet			36,825,961

Loans due from participants:
Bearing various interest rates and maturities			401,355

	Total assets held for investment purposes		$ 37,227,316

(1)	Parties-in-interest to the Plan.

See accompanying report of independent auditors.

FIRST FINANCIAL HOLDINGS, INC.
SHARING THRIFT PLAN
Schedule II
Reportable Transactions
Year Ended December 31, 2000

			Sales		Net Gain
Identity of Party Involved	Description of Assets	Purchases	Proceeds	Cost	(Loss)

First Federal or
Peoples Federal (1)	Certificates of deposit (2)	$ 724,001	$ 744,547	$ 744,547	-
First Financial Holdings (1)	Common Stock (3)	$ 1,658,343	$ 537,000	$ 540,000	$ (3,000)

(1)	Parties-in-interest to the Plan
(2)	Certificates of deposit transaction include rollovers. Earned interest is included in the cost basis.
(3)	Sales of stock include the fair value of stock distributions.

See accompanying report of independent auditors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First Financial Holdings, Inc.
Sharing Thrift Plan

Date: June 28, 2001	By:	/s/ Susan Baham
Susan Baham
Member of The First Financial Holdings, Inc.
Sharing Thrift Plan Trustees

MCLAIN, MOISE & ASSOCIATES, PC

Certified Public Accountants	409 King Street, First Floor Charleston, SC 29403 Tel. (843) 577-0414 Fax (843) 577-0428

CONSENT OF INDEPENDENT AUDITORS

The Trustees

First Financial Holdings, Inc. Sharing Thrift Plan

We consent to the incorporation by reference in the Registration Statement listed below of our report on the financial statements of the First Financial Holdings, Inc. Sharing Thrift Plan included in the Annual Report on Form 11-K of First Financial Holdings, Inc. for the year ended December 31, 2000.

Registration Statement No. 33-22837 on Form S-8, dated June 27, 1988, as amended

/s/ MCLAIN, MOISE & ASSOCIATES, PC

Charleston, South Carolina

June 20, 2001